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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

Management’s Discussion and Analysis

For the three and nine month periods ended

 September 30, 2013

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013

November 27, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s consolidated financial statements and related notes as at and for the year ended December 31, 2012 which have been prepared in accordance with International Financial Reporting Standards.  Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Forward Looking Statement included with this MD&A.  Unless otherwise indicated, all funds in this document are in Canadian dollars.  For further information on the Company, reference should be made to its public filings which are available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.kiskametals.com

BACKGROUND

4

HIGHLIGHTS – Q3 2013

4

RESULTS OF OPERATIONS

5

MINERAL PROPERTY EXPENDITURES

17

QUARTERLY FINANCIAL RESULTS

18

LIQUIDITY

19

CAPITAL RESOURCES

20

OFF-BALANCE SHEET ARRANGEMENTS

20

TRANSACTIONS WITH RELATED PARTIES

20

CHANGES IN ACCOUNTING POLICIES

21

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

21

SUBSEQUENT EVENTS

21

ESTIMATES, RISKS AND UNCERTAINTIES

22

OTHER INFORMATION

23

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013

BACKGROUND

Kiska Metals Corporation (the “Company” or “Kiska”) is a junior mineral exploration Company that offers investors a conservative choice within a highly speculative sector through strong partners, smart management, sound business practices and a hands-on approach.  Kiska's portfolio is anchored by the Whistler Project, Alaska, a 547 sq. kilometre gold-copper porphyry project with excellent exploration potential that includes a NI43-101 compliant resource.  In addition to the Whistler Project, Kiska has many partnership opportunities with a large portfolio of early stage gold and copper projects located in Canada, USA and Australia currently available for option-joint venture.

Over the past several years, the Company has acquired a portfolio of exploration projects from its own exploration activities and under the Master Strategic Alliance Agreement (“MSAA”) with Kennecott Exploration Company (“Kennecott”). When Kiska acquired Rimfire Minerals Corporation (“Rimfire”) in 2009, a large portfolio of early stage exploration projects was added to the Company. At the same time, the Company acquired management with experience and expertise in deriving value from projects through option or joint venture arrangements.

HIGHLIGHTS – Q3 2013

•

For the three and nine months ended September 30, 2013, the Company reported a net loss of $1.5 million ($0.01 per share) and net loss of $1.1 million ($0.01 per share) respectively.  The Company had cash and cash equivalents of $2.5 million at September 30, 2013.

•

The Company commenced an exploration program at its wholly-owned Kliyul Project located along the Kemess Mine Road in north-central British Columbia.  Subsequent to the quarter end, the Company signed a Participation Agreement with Teck Resources Limited ("Teck") pursuant to which Teck has the right to option the project (see note in section on “Subsequent Events” for more details).

•

The Company undertook more cost cutting measures including ground reduction on claims in British Columbia and Alaska, implementing a work share program for GIS staff and reducing salaries.

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013

RESULTS OF OPERATIONS

Alaska Properties

Whistler Project

N
KISKA
METALS CORPORATION
Whistler Property
Round Mountain
Whistler Deposit
Raintree
Whistler Orbit
Whistler Camp
Rainmaker
23 km
Muddy Creek
Island Mountain
Legend
Resource
Prospect
Camp
0
5
10
kilometers

The Whistler Property, consisting of 667 claims covering 100,480 acres (40,663 hectares), is located 160 kilometers northwest of Anchorage, Alaska in the Yentna Mining District. The property is controlled 100% by the Corporation, subject to an underlying 2% Net Smelter Royalty (NSR) to MF2, LLC. In addition, some of core claims around the Whistler Deposit are subject to a 1.5% NSR to the original owner, which can be bought down to 1.0% by a US$10 million payment. Moreover, Teck owns a 2% net profit interest (NPI) over some of these claims, centered on the Whistler Orbit.

The Whistler property can be broadly defined into the following prospects;

-

Whistler Deposit;

-

Whistler Orbit (50km2 area in the vicinity and surrounding the Whistler Deposit);

-

Island Mountain;

-

Muddy Creek.

Since 2009, exploration has focused on the Whistler Orbit and Island Mountain targets in an effort to add additional deposits to the property resource base. Since 2007, the Company has drilled 199 conventional and shallow scout holes (56,072 metres) on the Whistler Property.

The Company is assessing options for moving the project forward in the current market conditions, including securing a partner to fund further exploration and development of the Whistler Project.

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013

a)

Whistler Deposit

The core asset of the Whistler Property is the Whistler Deposit, a gold-copper porphyry deposit hosted in a multi-phase diorite intrusion. It is host to a pit-delineated Indicated and Inferred resource published in January 2011. The mineral resource estimate was prepared by Mr R.J. Morris, P.Geo., of Moose Mountain Technical Services, in accordance with the CIM Standards. Mr. Morris is an independent qualified person as defined by NI 43-101 (“QP”).

2011 Whistler Deposit Resource Estimate
	Tonnes and Grade					Total Contained Metal
Resource Category	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq2 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlbs)	Gold Eq2 (Moz)
Open Pit Resource
Indicated[1]	79.2	0.51	1.97	0.17	0.88	1.28	5.03	302	2.25
Inferred[1]	145.8	0.40	1.75	0.15	0.73	1.85	8.21	467	3.35

1. Reported within a conceptual pit shell (45 degree pit slope angle) and based on a cut-off grade of $7.5/t adjusted for metallurgical recovery and offsite costs.

2. Gold equivalent grade calculation was based on 75 percent recovery for gold and silver; 85 percent recovery for copper ; US$990 per ounce gold, US$15.40 per ounce silver and US$2.91 per pound of copper.

3. Totals may vary due to rounding.

Michael Roberts, P.Geo., VP Exploration for Kiska Metals is the Qualified Person for the Whistler project as defined by NI43-101.

In 2012, several studies were conducted on the Whistler Deposit to better understand geological and engineering aspects of the project. This work included partial re-logging of the Whistler Deposit drill core to improve the geological model, a review of the Whistler Deposit resource estimate, metallurgical studies, and engineering studies to examine potential power and access routes, mine site infrastructure, pit design and mining/processing options.

The revised geological model provided further clarity on the distribution and controls on gold, copper and silver mineralization in the Whistler Deposit. A review of the Whistler Deposit resource estimate using this improved geological model did not result in any material difference in total metal content of the deposit relative to the 2011 resource estimate but did provide targets for future drilling within the Deposit. The preliminary metallurgical and engineering studies provided a starting point for more detailed work on potential mine development of the Whistler Deposit. Management intends to continue this work as market conditions permit.

In Q3 2013, Mine Development Associates (MDA) was engaged to review the Whistler property geological and drilling data in preparation for future geological modeling and resource estimates at the Whistler Deposit and other prospects on the property, potentially including Raintree West and Island Mountain. Part of this review included a site visit and examination of core at Whistler and other prospects on the property. This review provided recommendations for future resource estimate work and exploration targeting for management to consider when market conditions allow.

b)

Whistler Orbit:

The Whistler Deposit sits within a cluster of porphyry centres in what is termed the Whistler Orbit. Prospects within the Orbit include Raintree West, Raintree North, Raintree South and Rainmaker, which all share similarities to the Whistler deposit with respect to host rock, style of mineralization, gold-copper

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013 grades and alteration patterns. These targets are all located within a few kilometres of the Whistler Deposit.

Legend
2011 DDH
Pre-2011 DDH
2011 Shallow Grid and Scout Holes
Topographic Contours (10 meters)
Interpreted Faults
Raintree North
Raintree East
Whistler Deposit
Raintree West
Raintree South
Rainmaker
1 kilometer
Whistler Prospect Locations
(Background of Shaded RTP Magnetics)

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Raintree West consists of two zones divided by a fault. One is near surface under a veneer of glacial till, and the other a deep zone. The 150 metre long by 125 metre wide zone of near surface mineralization occurs to a depth of 170 metres. A 2009 hole within this area that intersected both the shallow and deep zone mineralization returned 471.6 metres averaging 0.38 g/t gold, 4.7 g/t silver, 0.09% copper, 0.15% lead and 0.35% zinc in hole WH09-002. Based on further drilling, the deep zone has an apparent width of 300 metres with 325 metres of strike extent and is open at depth. A 2011 intersection of this deep zone and a surrounding mantle of epithermal textured precious and base metal-bearing quartz-carbonate veins returned 328.6 metres averaging 0.93 g/t gold, 3.7 g/t silver, and 0.16% copper. The tenor of deep mineralization is evidenced by the final 172 metres of the hole, starting at 619 metres, which averaged 1.13 g/t gold, 3.9 g/t silver and 0.18% copper.

The Rainmaker, Raintree North and Raintree South prospects are moderately to steeply dipping, approximately 100 metre-wide bodies of gold-copper mineralization. All are open to depth. Faulting bounds the Rainmaker and Raintree North prospects, but further step out drilling and geological and structural interpretation may aid in the expansion of these prospects, which exhibit similar gold and copper grades as the Whistler Deposit.

Earlier stage Whistler-like porphyry targets are also present within the Orbit at Dagwood, Snow Ridge, Round Mountain and Canyon Creek. These are drill-ready targets that merit further exploration.

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013

c)

Island Mountain:

Cirque Zone
N
512,000 mE
513,000 mE
514,000 mE
Monzonite \ Porphyry
6,849,000 mN
Hornfels
Hbl Porphyry
Diorite
Diorite
6,848,000 mN
Breccia Zone
SC Target
Monzonite
6,847,000 mN
0
250
500
meters

The Island Mountain prospect area is located 23 km to the southwest of the Whistler Deposit and constitutes a second cluster of porphyry-style mineralization on the Whistler property. The majority of exploration at Island Mountain has targeted the Breccia Zone, where the 2009 discovery hole IM09-01 returned 0.72 g/t gold, 2.37 g/t silver and 0.16% copper over 150 metres and a second interval of 1.22 g/t gold over 106.9 metres.

In 2010 and 2011, Kiska followed up on this discovery by drilling 40 holes for a total of 15,572 metres within and peripheral to the Breccia Zone. Drilling has defined gold-copper and peripheral gold-only mineralization over a strike length of 250 metres, 400 metres in width and to a depth of 450 metres. Mineralization remains open to the north and at depth.

In 2012, Kiska initiated a Masters level study on the geology and controls on copper and gold mineralization at the Breccia Zone with a student and research staff at the Colorado School of Mines. This work is to be completed in Q4 2013 and will be used to aid in future resource estimates and in exploring the northern extents of the Breccia Zone, as well as other targets in the Island Mountain area. In Q3 2013, Kiska engaged Mine Development Associates (MDA) to review data and drill core from Island Mountain to help construct a geological model of the geology and mineral domains at the Breccia Zone. This information will be used for future exploration targeting and resource estimates in this zone.

Further exploration in 2011 at Island Mountain identified new targets, including the SC and Howell Zoe, suggesting that Island Mountain may be host to a cluster of porphyry centres much like the Whistler Orbit area. The SC is a 1,200 by 700 metre wide EM conductor, 1,250 metres east of the Breccia Zone. Drilling in 2011 returned two gold-bearing intervals that averaged 0.61 g/t gold equivalent* over 21 metres and 0.45 g/t gold equivalent* over 30.0 metres in hole IM11-21. The Howell Zone located two kilometres north of the Breccia Zone. is defined by strong coincident gold and copper soil geochemical anomaly over a core area of 650 metres in diameter. Coincident magnetics and resistivity anomalies and the presence of altered monzonite intrusive rocks make this another drill-ready priority target at Island Mountain.  This target remains untested by drilling.

d) Muddy Creek

Muddy Creek, 8 km north of Island Mountain, is an Intrusion-Related Gold (IRG) target defined by expansive areas of high gold-in-soil anomalies and high grade gold in rocks. Three reconnaissance holes totaling 935 metres were drilled at Muddy Creek in 2011.  Two of the three holes intersected gold mineralization: Hole MC11-001 returned 38.8 metres averaging 0.51 g/t gold equivalent* within a broader interval of 138.8 metres averaging 0.29 g/t gold equivalent; Hole MC11-002 returned intervals of 45.0 metres averaging 0.52 g/t gold equivalent* and 44.2 metres averaging 0.51 g/t gold equivalent* within a broad 338.1 metre interval averaging 0.30 g/t gold equivalent*.

Results of the program confirm that while drilling only tested a small portion of the Muddy Creek target, the veins at surface have significant vertical continuity and potential exists for higher grades laterally and

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013 at depth. Additional targets exist and warrant further drilling. Management continues to analyze Muddy Creek and define plans for further ground work. No work was completed at Muddy Creek during the period.

Michael Roberts, P.Geo., VP Exploration for Kiska Metals is the Qualified Person for the Whistler project as defined by NI43-101.

Uncle Sam Project

The Uncle Sam Gold Project is an intrusion-related gold target, located approximately 75 kilometres southeast of Fairbanks. The Company has since transferred title to Millrock under an executed option agreement, however, Millrock must issue 1,000,000 shares upon filing a 43-101 report with a minimum 500,000 oz gold resource and an additional 1,000,000 shares upon commencement of commercial production.

Goodpaster Properties

The Goodpaster Properties, located 65 kilometres northeast of Delta Junction, Alaska consist of 6 claim groups totaling 9,513 acres (3850 hectares). The claim groups are referred to as the California-Surf, ER, Scot, Boundary, Southeast Surf, and Eagle claims. The ER and the Eagle properties are subject to a 2% NSR in favor of AngloGold Ashanti (U.S.A.) Exploration Inc. The California-Surf is subject to a 1.75% NSR in favor of Capstone Mining Corp. Kiska holds a strategic land position in the region on trend and adjacent to Sumitomo’s Pogo Gold Mine. Work on the Goodpaster properties dating back to 1999 has identified anomalous pathfinder and gold-in-soil geochemical anomalies and gold mineralization in rock samples on all of the properties held by Kiska. Drilling has intersected high-grade gold mineralization in quartz veins at the ER property, and elsewhere, stockwork-style narrow gold-bearing vein mineralization that is thought to occur above and laterally to the thick, high grade gold veins targeted in this district. At the Eagle Property, low-grade gold mineralization thought to represent Intrusion-Related Gold style mineralization has been identified in drilling. Management is seeking a partner to advance the Goodpaster properties. A single day property tour and examination of Eagle core was completed with a potential partner during the period, as well as core re-logging, geochemical sampling and prospecting on the claims. This work identified a new Au-As soil geochemical anomaly that merits further geological investigation.  The Company is looking to secure a partner to fund further exploration.

Michael Roberts, P.Geo., VP Exploration for Kiska Metals is the Qualified Person for the Goodpaster Properties as defined by NI43-101.

Copper Joe

On August 31, 2010, the Company signed an option agreement with Kennecott Exploration Company to acquire a 100% interest in the Copper Joe Property ("Copper Joe"). Copper Joe is a copper-gold-molybdenum porphyry prospect located 50 km south-southwest of the Company's Whistler Project in Alaska.

Kiska can earn a 100% interest in the Copper Joe Property from Kennecott by incurring a total of US$5.0 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Kiska will pay Kennecott a one-time cash payment of US$10 million upon completion of a positive 43-101 compliant pre-feasibility study. In addition, before affecting a sale or assigning rights and interests to the property, Kiska will give Kennecott a 90 day period to acquire such rights and interests at 90% of the price and terms stated in the notice. Kiska is permitted to divest all or part of its interest, subject to the first right of refusal and the option period, provided at least US$2.5 million in expenditures have been completed. Prior to reaching the $2.5 million expenditure level,

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013

Kiska requires Kennecott's consent to divest its rights and interest. If Kennecott elects not to exercise its first right of refusal, Kennecott will retain a 2% NSR.

Kiska has completed approximately 20.8 line-kilometres of 2D IP geophysics, 14.8 line-kilometers ground magnetics geophysics, soil and rock geochemical surveys and surface mapping at Copper Joe since acquiring the project and new claims were added to the land package. Results of this work indicate that the upper portion of a porphyry hydrothermal system is exposed on the property. This is evidenced by areas of elevated copper and gold soil chemistry, centrally located high temperature potassic alteration and veining and an induced polarization chargeability high anomaly that helps to define a large phyllic alteration zone 3.1 kilometres by 1.4 kilometres in size.

There was no work undertaken on the property in 2012. A two day reconnaissance program was competed on the property in Q3 2013 for assessment purposes and to further assess the exploration potential for the property. Results of the program confirmed previous geological mapping and the results of the surface rock sampling.  Management is seeking a partner to advance the Copper Joe property.

Michael Roberts, P.Geo., VP Exploration for Kiska Metals is the Qualified Person for the Copper Joe project as defined by NI43-101.

Australia Properties

Barmedman Project

The Company holds one exploration licence covering 5,300 hectares in the Lachlan Fold Belt, New South Wales, Australia. The Lachlan Fold Belt is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Deposit types include copper-gold porphyry, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

Effective December 12, 2008, the Corporation signed a farm-in agreement for the Barmedman exploration licence with Inmet Mining (Australia) Pty. Ltd. (now First Quantum Minerals Ltd.). Under the terms of the agreement, First Quantum is earning a 60% interest by funding at least A$5 million in exploration on the property over four years. Inmet has been making staged cash payments which will total A$250,000 (received A$50,000) over the earn-in period.

In 2012, Kiska completed airborne magnetics and radiometrics (150 metre line-spacing) and ground based gravity to cover the entire 150 square kilometer property. This work has identified undrilled, felsic intrusions within the Ordivician volcanic package, which are prospective host rocks for porphyry copper-gold deposits in the Lachlan Fold Belt.  First Quantum has indicated that they will not be carrying on with the project and the Company is assessing the potential to secure a new partner for the project.

Michael Roberts, P.Geo., VP Exploration for Kiska Metals is the Qualified Person for the Barmedman Project as defined by NI43-101.

Murtoa Property

Effective June 27, 2008 and amended February 2, 2011, the Company signed a letter of agreement for a farm-in and joint venture with a subsidiary of Northgate Minerals Corporation, which was then acquired by AuRico Gold (AuRico), for three mining tenements in the Stawell Corridor of the Victoria Goldfields. Subsequently, AuRico sold its interests in Stawell area to Crocodile Gold Corporation (Crocodile). The

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013

Company has earned a 50% interest in the Murtoa licence and relinquished the Ararat South and Dundonnell licences.

Crocodile has opted not to contribute to exploration of the Murtoa licence and Kiska now has the right to earn 100% interest by funding the next A$2 million in exploration. The Company is seeking partners to fund further exploration.

In 2012, Kiska drilled 2181.5 metres of aircore in twelve holes to the bedrock surface to test for anomalous gold and pathfinder geochemistry below the cover sequence on the Murtoa property. The aim of the 2012 aircore drill program was to test two of the nine best targets defined by work done by Kiska from 2009 to present. The targets are in covered terrain and are defined using multiple independent geological, geochemical and geophysical vector methods. Samples were collected from the overburden-bedrock interface. No significant mineralization was intercepted although one sample returned significant gold in rock chips, but results were not reproducible in duplicates or subsequent assays indicating that nugget gold may be present.

Michael Roberts, P.Geo., VP Exploration for Kiska Metals is the Qualified Person for the Victoria Goldfield properties as defined by NI43-101.

British Columbia, Ontario and Yukon Projects

The Company controls an extensive property portfolio in British Columbia, Ontario and Yukon Territory. Projects include:

Boulevard Property

This property consists of 238 claims covering 4,975 hectares and is located approximately 135 kilometres south of Dawson City, Yukon. The Company retains a 1% NSR on the property, with Independence Gold Corp. having the right to buy back 0.25% of the NSR for $375,000 on the core Boulevard claims and 0.50% royalty on other claims for $500,000. In addition, should Independence complete a 43-101 compliant resource estimate on the property in excess of 1,000,000 ounces of gold in an indicated category, they will be required to make a one-time bonus payment of an additional 500,000 common shares of its capital stock to Kiska.

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013

Grizzly Property

Grizzly property covers 2,652 hectares, and is located in the Liard Mining Division of British Columbia, approximately 50 kilometres east of the Galore Creek project and within four kilometres of the partially completed Galore Creek access road. The Company owns a 100% interest in these claims, subject to an underlying 2% NSR, 100% of which can be purchased for $2 million. No work was completed during the period and none is planned in 2013. Management is seeking a partner to advance the project.

Poker Creek

The Poker Creek property and covers 2,516 hectares, and is located in the Liard Mining Division of British Columbia, approximately 16 kilometres west of Telegraph Creek. The Company owns 100% of these claims. No work was completed during the period and none is planned in 2013.  Management is seeking a partner to advance the project.

RDN Property

The RDN property covers approximately 8,576 hectares, and is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property is subject to an underlying 1.34% NSR. Management is seeking a partner to advance the project.

Redton Project

The Redton project covers 23,655 hectares and is located in the Quesnel Trough in northern British Columbia. The project adjoins Serengeti Resources Inc.’s Kwanika property and is within 1,500 metres of the Kwanika porphyry copper-gold deposit. Kiska has earned an 85% interest in the Redton project with Redton Resources Inc. holding the other 15% interest and an underlying royalty.

The Redton property is host to three significant exploration opportunities for porphyry style copper-molybdenum-gold mineralization: 1) the Falcon Zone is comprised of molybdenum mineralization hosted by a felsic porphyry dyke swarm that cuts early, low-grade copper mineralization in an equigranular granodiorite. Molybdenum mineralization of significant widths (e.g. FN-07-01 345.9 metres of 0.035% Mo and 0.07% Cu) was intercepted in 10 diamond drill holes in an area spanning 600 by 350 metres and to a depth of 350 metres. This zone occurs within a large 2 by 2 km Cu-in-soil geochemical anomaly and chargeability high IP anomaly that suggests that the molybdenum mineralization may be part of a larger porphyry system; 2) Kwanika North target, a 1100 by 550 metres chargeability high IP anomaly that is coincident with a magnetic high and 1500 metres along strike from Serengeti Resources’ Kwanika copper-gold deposit; and 3) the Halobia target, a 3 by 1 km copper-in-soil geochemical anomaly associated with altered intrusive rocks.

The Company reduced the Redton claim package during 2013. Management is seeking a partner to advance Redton in 2013.

Michael Roberts, P.Geo., VP Exploration for Kiska Metals is the Qualified Person for the Redton Property as defined by NI43-101.

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013

Quesnel Trough Project

The Quesnel Trough project covers 17,676 hectares, and is located in the Cariboo Mining Division of British Columbia. A total of seven properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims and the properties have been subject to option agreement with Xstrata Canada Corporation. Xstrata spent $3,000,000 in exploration through 2012 on MMI (mobile metal ion) soil geochemical and IP geophysical surveys and drilling. Xstrata returned the project to the Company in late June 2013, and Management is seeking a partner to advance the project.

Thorn Property

The Thorn property, covering 18,854 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. On February 27, 2013, the Company completed the sale of the Thorn Property to Brixton Metals Corporation for $1.5 million in cash and seven million shares of Brixton, representing 7.7% of Brixton’s outstanding shares at the time of the transaction.  The sale was completed to rationalize the property ownership, allowing Brixton to move the project forward with greater flexibility and to enable Kiska to crystallize value from the project.

Wernecke Breccia Project

The Company holds a 20% interest in the Wernecke Breccia project is situated in the Wernecke Mountains approximately 180 kilometres northeast of Mayo in east-central Yukon Territory. The project contains a number of iron-oxide-copper-gold +/- uranium and standalone uranium targets, all of which are characterized by coincident geophysical, geological and geochemical anomalies.

No exploration has been undertaken since 2009.  Newmont is the operator of the project, having acquired its 80% interest through acquisition of Fronteer Development Group in 2011. Franco-Nevada Corporation and NVI Mining Ltd. retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. A Joint Venture has been formed between Newmont and the Company, and on-going exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital. Newmont has not indicated if work is planned on the project in 2013.

Williams Property

The Williams property, covering 10,727 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake and 330 kilometres north of Smithers. The Company owns 100% of the property subject to a 1.25% NSR. The Company is required to issue an additional 43,500 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year are payable to the underlying vendor.

The Williams property covers two distinct gold-bearing prospects. The T-Bill Target is a 3 sq. km area of carbonate alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. The GIC Prospect, located 3 kilometres to the north, is a little explored 500 x 900 metre gold-copper soil geochemical anomaly centred on a prominent gossan. These two prospects were discovered independently by major companies conducting regional stream-sediment sampling programs in the early 1980's. In the 1980's, 15 diamond drill holes were completed at the T-Bill prospect, returning intersections such as 2.0 metres of 35.0 g/t gold, and 4.0 metres 11.0 g/t gold, 1.5 metres of 24.7 g/t gold, and 2.0

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013 metres of 24.8 g/t gold. The Company is searching for a joint venture partner for this property. No work is planned for 2013.

Michael Roberts, P.Geo., VP Exploration for Kiska Metals is the Qualified Person for the Williams Property as defined by NI43-101.

Kliyul Property

Kliyul is a gold-copper porphyry project located in the Omineca Mining Division of British Columbia, approximately 67 kilometres southeast of the Kemess Mine and 200 kilometres north-northeast of Smithers. The Company has completed three separate purchase agreements to acquire the property interests of Rio Tinto Exploration Canada Inc. (as to 45%), First Majestic Silver Corp. (as to 30%) and Daylight Energy Ltd (as to 25%) in the Kliyul copper-gold porphyry project. The project was expanded with the purchase of a mineral claims held by Northwest Enterprises Inc. (August 10, 2010), Scott-Martindale (January 22, 2011), Davis (February 23, 2011) and Walker-Javorsky (April 11, 2011), plus claims staked by Kiska (Sept 5, 2013).  These transactions result in the Company owning a 100% interest in the 6,537 hectare property, subject to a 1.5% NSR in favour of Rio Tinto  on 57 of the 81 claims.

The most recent drilling at Kliyul, in 2006, yielded encouraging copper and gold intersections from two holes. In KL06-30, a 217.8 metre intersection averaged 0.23% copper and 0.52 g/t gold. KL06-31 returned a number of intervals of similar tenor highlighted by 24 metres of 0.20% copper and 0.44 g/t gold, 32 metres of 0.21% copper and 0.62 g/t gold and 20 metres of 0.14% copper and 1.21 g/t gold. These were the first deep drill holes drilled on the property and both ended in mineralization. In 2011, the Company completed 30.6 line kilometres of Induced Polarization (IP) survey to follow up the 2006 drilling and identified a zone of chargeability measuring 500 metres by 1,400 metres which underlies mapped pyrite-sericite alteration.  The 2006 drill holes are located within this anomaly. This “main” chargeability high is flanked by zones of moderate chargeability that increase the lateral dimensions of the anomaly to 1,100 metres by 1,800 metres. No work programs were completed on the property in 2012.

In Q3 2013, Kiska initiated a program of Induced Polarization geophysics, geological mapping and core re-logging that was completed subsequent to this reporting period. Also subsequent to this reporting period, a Participation Agreement was signed with Teck to explore the property. Kiska is currently compiling the results of this program (to be completed end of Q4 2013) after which time Teck will make a decision on their participation in 2014 and the size of the potential exploration program.

Michael Roberts, P.Geo., VP Exploration for Kiska Metals is the Qualified Person for the Kliyul Project as defined by NI43-101.

Midlothian Property

The Midlothian Property was acquired under a strategic alliance signed in 2007. Under terms of the alliance, Laurion Mineral Exploration Inc. has earned a 51% interest in the Midlothian Property and must fund exploration until delivery of a positive pre-feasibility study at which point a joint venture will be formed. Laurion may increase its interest by completing a positive bankable feasibility within 18 months of forming the joint venture.

The Midlothian property consists of 11 claims (152 claim units) covering an area of approximately 24.3 km2 located 80 km west-southwest of Kirkland Lake and 25 km west-southwest of Matachewan, Ontario. The west-southwest trending, 250 km long Cadillac-Larder Lake Break ("CLLB") is interpreted to pass through the southeast portion of the property. This major structure provides a regional locus for numerous gold deposits, mines and significant gold prospects, and extends from east of Val d' Or, Quebec to

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013 southwest of Matachewan in Ontario. Combined past production and known reserves from the break aggregate more than 80 million ounces of gold.

A five-day prospecting program was conducted by Laurion on the property in late May, 2013.  The highlights of the results were two grab samples taken 5 m apart from a quartz vein/alteration zone, in the wall of one of United Asbestos's open pits. These samples assayed 296 g/t (8.6 oz/ton) and 12,700 g/t (370 oz/ton) gold respectively.

The mineralized Bjorkman zone is 1 m wide, and consists of a mixture of white bull quartz, very fine-grained grey silica and iron carbonate, with a 10 cm zone of banded fine-grained silica on the margin.

Laurion spent two days in July re-examining the Bjorkman zone and conducting additional sampling and prospecting on the property. A 30 cm chip sample of the western part of the zone ran 4,810 g/t, whereas an adjacent 40 cm sample of the remainder of the zone ran 2.99 g/t Au.

Tom Setterfield, PhD, P. Geo., Principal of GeoVector Management Inc., is the Qualified Person, as defined by NI 43-101, for the Midlothian Property.

Mexico Properties

Pursuant to an agreement dated September 17, 2010, the Company sold its interest in nine projects in Mexico, a proprietary database covering Mexico, Arizona and its Mexico subsidiary, Minera Geoinformatica S.A. de C.V. to Evrim Metals Corp (“Evrim”) for an initial share payment of 2 million shares of Evrim.  On listing on the TSXV, Evrim Metals Corp. became Evrim Resources Corp (“Evrim”).

In addition to the initial two-million share payment, Kiska will receive on a yearly basis share payments of 10,000 or 50,000 shares per property, depending on the status of the property, for a period of five years. Similar payments are also required if Evrim acquires any property out of the database included in the Minera sale. The Company received a total of 200,000 shares of Evrim in 2011, 220,000 shares in 2012, and 170,000 in 2013.

Kiska will also receive a one-million-share payment for every property that is advanced to a positive production decision.

Nevada Properties

Colorback Property

Colorback is a sediment-hosted gold target in the Cortez-Battle Mountain Trend, Nevada.  The property consists of 120 claims, located in Lander County approximately 100 kilometers southwest of Elko. Management is currently seeking a new partner for the project.  The Company is searching for a joint venture partner for this property. No work is planned for 2013.

Hilltop Property

The Hilltop property is a sediment-hosted gold target in the Cortez-Battle Mountain Trend, Nevada. The property is comprised of 82 claims located in Lander County, approximately 100 kilometres southwest of Elko.  No work has been conducted on the property since 2007.

In May 2013, the Company signed an exploration agreement with Baker Hughes Oilfield Operations, Inc., ("Baker Hughes") for the right to explore the Hilltop Property for barite minerals.

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013

Baker Hughes made a one-time payment of US$35,000 and will pay mining claim maintenance fees while the agreement is in effect. Baker Hughes will have the right and option at any time during the three year term to enter into an exclusive 20 year mining lease on the property. Kiska will receive a royalty of US$2.00 per ton of finished barite ore produced from the property. Once Baker Hughes enters into a mining lease arrangement, they will be obligated to make advance minimum royalty payments until production is commenced. The agreement does not cover precious and base metal products and Baker Hughes will make their drill splits available for Kiska's analytical work.

Royalty Properties

The Company has a portfolio of royalties that it owns on properties around the world. Many of the royalty properties are at an early stage and not expected to generate significant revenues in the near term, if ever. However certain royalties are on targets in active mining districts and management is assessing their potential to generate revenue in the near to medium term. In particular, the Company is reviewing royalties held on properties and targets in New Zealand and the East Timmins area of Ontario.

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013

MINERAL PROPERTY EXPENDITURES

The Company’s expenditures on mineral property operations can be characterized as follows:

	Three months ended September 30			Nine months ended September 30
	2013	2012	Change	2013	2012	Change
MINERAL PROPERTY OPERATIONS
Acquisition expenditures	23,577	23,703	(126)	86,749	110,832	(24,083)
Depreciation and Amortization	49,064	42,443	6,621	152,521	157,721	(5,200)
Exploration Expenditures
Assays and analysis	9,352	16,035	(6,683)	18,614	15,883	2,731
Camp and support	51,765	12,246	39,519	55,603	31,632	23,971
Communications	3,697	11,517	(7,820)	11,430	29,002	(17,572)
Community CSR	1,316	7,517	(6,201)	35,950	46,437	(10,487)
Consultants - Geological	49,887	183,754	(133,867)	134,467	421,806	(287,339)
Consultants - Geophysical	36,058	-	36,058	240,735	87,481	153,254
Consultants – Engineering	18,624	-	18,624	41,170	-	41,170
Data management and maps	58	2,448	(2,390)	122	5,188	(5,066)
Drilling and trenching	87,511	635	86,876	87,511	115,243	(27,732)
Environmental costs and site preparation	(1,244)	(133)	(1,111)	14,915	10,945	3,970
Equipment	7,536	4,154	3,382	7,755	6,747	1,008
Exploration reimbursements	(4,915)	(157,621)	152,706	(225,429)	(163,332)	(62,097)
Filing fees, licences and permits	-	75,334	(75,334)	-	111,796	(111,796)
Fixed wing aircraft	20,720	32,554	(11,834)	31,526	49,787	(18,261)
Fuel	2,085	138,635	(136,550)	2,143	145,273	(143,130)
Helicopter	100,500	83,848	16,652	111,921	93,383	18,538
Materials and supplies	5,998	18,043	(12,045)	7,486	31,819	(24,365)
Rehabilitation obligation	-	3,103	(3,103)	-	(58,321)	58,321
Rent	6,419	6,327	112,641	20,055	23,841	108,763
Repairs and maintenance	18	1,904	(1,886)	631	13,193	(12,562)
Salaries and employee benefits	313,783	396,279	(82,496)	883,492	1,243,916	(477,969)
Share-based compensation	-	40,348	(40,348)	30,896	235,482	(204,586)
Travel	22,034	26,634	(4,600)	38,829	81,188	(42,359)
Utilities	181	-	181	887	-	887
Total Exploration Expenditures	735,373	903,560	(168,187)	1,550,709	2,578,391	(1,027,682)
Total Mineral Property Expenditures	808,014	969,706	(161,692)	1,789,979	2,846,944	(1,056,965)

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013

Overall results

For the three and nine months ended September 30, 2013, total mineral property expenditures have decreased by 20% to $808,014 and by 59% to $1,789,979, respectively, over the same period in 2012.  This is primarily the result of management’s decision to postpone any work program for the Whistler project but continue to maintain the camp for the remainder of the year. While management continues their efforts to reduce overall costs in Alaska, the Company did remove two drill rigs and performed one investor tour of the Whistler property during the quarter resulting in drilling and trenching fees of $87,511 and helicopter charges of $100,500.

Included in the above mineral property expenditures for the three months ended September 30, 2013 are $249,196 of expenses eligible under the Participation Agreement dated September 30, 2013 with Teck Resources Limited ("Teck") pursuant to which Teck has the right to option the Company's wholly-owned Kliyul Project (see note 17 for details).

The Company may be reimbursed for these expenditures subsequent to September 30, 2013 through the $500,000 convertible grid promissory note.  The Company has not accrued for this reimbursement since the note may have to be paid back to Teck depending on whether Teck elects to take up an option by January 31, 2013 to earn a 51% interest in the property.

During the quarter, the Company reduced the Alaska Operation Manager’s salary by one half contributing to the total reduction in exploration salaries and benefits by 26% for the three months ended September 30, 2013 over the same period in 2012.  Due to overall inactivity on the Company’s Alaska projects, a smaller portion of head office salaries have been allocated to these projects further contributing to this decrease.

The Company did not incur share based compensation expense during the period since no options vested during the quarter.  As at September 30, 2013, all of the 6,290,041 options, with the exception of 8,750, can be exercised.

QUARTERLY FINANCIAL RESULTS

For the three months ended September 30, 2013, the Company reported a net loss of $1,536,144 ($0.01 per share) compared to net income of $272,838 ($0.00 per share) for the same period in 2012.  Not taking into consideration the sale of the Tide property for $1.5 million in 2012, the comparable net loss for the three months ended September 30, 2012 would be $1,227,162.  The increase in the net loss of $308,982 over the same period in 2012 can be attributed largely to the Kliyul project activity.

The Company’s cost cutting efforts are highlighted by a decrease in salaries and benefits for the three months ended September 30, 2013 of $120,347 or 48% over the same period in 2012.  This decrease is largely the result of staff layoffs and the implementation of a work share program in the Company’s GIS department effectively reducing hours by 20%.

The Company’s marketable security portfolio consists of shares in junior mining companies.  Due to the downturn in the market for these shares, the Company incurred a comprehensive loss of $349,039 in the three months ended September 30, 2013.  In efforts to generate cash, the Company liquidated a small portion of its marketable security portfolio by selling shares of Evrim Resources Corp. for total proceeds of $129,000.

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013

Selected quarterly information for each of the eight most recently completed financial periods is set out below: (figures in thousands)

	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011
Revenues	$ 82	$ 62	$ 2,770	$ 190	$ 1,605	$ -	$ 17	$ 325
(Loss) income from operations	(1,172)	(740)	1,822	(1,796)	97	(1,493)	(1,714)	(3,609)
Comprehensive (loss) income	(1,536)	(1,290)	1,722	(1,899)	273	(1,650)	(1,717)	(3,297)
Loss (income) per common share	$ (0.01)	$ (0.02)	$ 0.02	$ (0.02)	$ 0.00	$ (0.02)	$ (0.02)	$ (0.04)

The Company’s expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which limits exploration in the winter months.

LIQUIDITY

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Cash flows from operating activities	$ (653,982)	$ 418,269	$ (859,080)	$ (1,837,793)
Cash flows from investing activities	8,960	2,820	(16,668)	(1,013)
Net cash flows	(645,022)	421,090	(875,749)	(1,838,806)
Cash balances	$ 2,501,697	$ 4,737,410	$ 2,501,697	$ 4,727,410

The Company had working capital of $3,224,632 at September 30, 2013 compared with working capital of $4,081,479 at December 31, 2012. Not taking into consideration the injection of $1.5 million in cash on the Sale of the Thorn property in February 2013, the Company’s working capital has decreased by $2,356,847 over during the three quarters ended September 30, 2013.

Not taking into consideration the cash proceeds for the sale of the Tide property ($1.5 million in July 2012) and the sale of the Thorn property ($1.5 million in February 2013), the Company’s net cash outflows for the nine months ended September 30, 2013 and September 30, 2012 were $2,375,749 and $3,338,806 respectively. This decrease of $963,057 further highlights management’s efforts to reduce costs and conserve cash.

The Company has not had any financing activity since 2011 when a bought deal financing occurred for proceeds of $16,000,263 in addition to $4,032,611 of financing raised from the exercise of stock options and warrants.

The Company believes it has sufficient cash resources and liquidity to sustain its planned activities through 2014.  Any significant future exploration and development may require the Company to raise additional capital through equity financing or by optioning one of its existing properties to a willing partner. The Company’s strategy will be to use the equity financing to fund exploration activities until sufficient cash flow can be generated from mining operations.

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013

CAPITAL RESOURCES

Shareholder’s Equity

As at September 30, 2013, the Company had the following common shares, warrants and stock options outstanding:

Common shares	99,253,559
Stock options	6,290,041
Warrants	-
Fully diluted common shares outstanding	105,543,600

During the three month period ended September 30, 2013, a total of 60,900 options expired and 55,000 options were forfeited due to termination of option holders without exercise.  6,281,291 options are exercisable as at September 30, 2013.

Stock Options

Details of outstanding share purchase options are disclosed in Note 13 of the financial statements.

Warrants

Details of outstanding share purchase warrants are disclosed in Note 12 of the financial statements.

Contractual Obligations

Kiska has future obligations under various contracts relating to operating leases and minimum conditional and non-conditional exploration commitments to keep properties and tenements in good standing. The obligations for any conditional exploration expenditures are non-binding, as the Company has the option to relinquish these licenses and tenements and any rights to the properties at any time.

The Company has an operating lease expiring August 31, 2015 for office space occupied by its head office as well as an operating lease for its Alaskan offices expiring on February 28, 2014.  There are no restrictions placed on the lessee through entering into the leases.  Future minimum payments under non-cancellable operating leases as at the end of the previous fiscal year are as follows:

	Total	Less than 1 year	1 – 5 years	More than 5 years
Operating leases	$ 479,791	$ 224,724	$ 255,067	$ -
Conditional option payments	10,900,000	75,000	375,000	10,450,000
Conditional exploration expenditures	4,808,000	4,808,000	-	-
Total contractual obligations	$ 16,187,791	$ 5,107,724	$ 630,067	$ 10,450,000

Included in the amounts above is an estimate of future operating costs of $100,020 per year.  Total lease expense included in general and administrative expense for the three months ended September 30, 2013 was $51,589 (2012: $69,482).

OFF-BALANCE SHEET ARRANGEMENTS

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates.

TRANSACTIONS WITH RELATED PARTIES

Refer to Note 9 of the consolidated interim financial statements.

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013

CHANGES IN ACCOUNTING POLICIES

There have been no changes in accounting policies during the period.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian Dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

SUBSEQUENT EVENTS

Kliyul Option Agreement

On October 1, 2013 the Company entered into a Participation Agreement dated September 30, 2013 with Teck Resources Limited ("Teck") pursuant to which Teck has the right to option the Company's wholly-owned Kliyul Project, located along the Kemess Mine Road in north-central British Columbia.

Under the terms of the agreement, Teck has agreed to provide $500,000 to Kiska as a convertible grid promissory note (the "Note") to fund a 2013 program on the Property. Teck has until January 31, 2014 to elect to take up an option to earn a 51% interest in the Property (the "First Option"). If Teck does not take up the First Option, Kiska is to repay the Note either in cash or by issuing shares to Teck at a minimum price of $0.11 per share. If Teck does take up the First Option, the Note will be considered expenditures under the First Option and will no longer be payable.

Under the First Option, Teck can earn a 51% interest in the Property by incurring a cumulative aggregate of $5.5 million in exploration expenditures on the Property on or before January 31, 2018. Should Teck exercise the First Option, Teck may elect to acquire an additional 14% interest in the Property for a total of 65% by incurring an additional $6.5 million in exploration expenditures (for a total of $12.0 million) on the Property on or before the third anniversary of the exercise of Teck's First Option.

Change in Management

On October 31, 2013, Kiska reported that the Board of Directors appointed Mr. David Caulfield to the role of Acting President and Chief Executive Officer and Director of the Company. This appointment follows Jason Weber's resignation as President, Chief Executive Officer and Director of the Company. The management and Board plan to initiate a search for a new President and CEO.

Mark Baknes has resigned as VP Exploration as of November 15, 2013.  The Board of Directors has appointed Dr. Michael Roberts, P.Geo. as the new VP Exploration for the Company.  Michael earned a B.Sc. in Earth Sciences from the University of Victoria, Canada, and a Ph.D. in Geology from James Cook University, Australia. Dr. Roberts was part of the Rimfire exploration group and has been Senior Geologist for the Whistler Project since 2009.

The Company also announced that Geoffrey Chater has resigned as Chairman and Director of the Company. Jack Miller has been elected Chairman of the Board.

Severance Payments

On October 24, 2013 the Company made a severance payment of $124,541 to Jason Weber in recognition of his services to the Company.  In addition on November 15, 2013, the Company agreed to a severance payment of $170,496 (less all deductions required by law at the time of payment) to Mark Baknes in recognition of his services to the Company.  Mr. Baknes’s severance will be paid in two lump

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013 sum payments.  The first payment will be made on January 1, 2014.  The second payment can be made at the option of Mr. Baknes but must be after January 1, 2014 and before January 1, 2015.

ESTIMATES, RISKS AND UNCERTAINTIES

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, market conditions and the Company’s ability to access new sources of capital, the results from property exploration and development activities, and currency fluctuations.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company’s potential profitability and ability to continue as a going concern.

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  There is no assurance that commercial quantities of ore will be discovered on any of Kiska’s sole-risk or ventured properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production.  Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size, grade and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but Kiska’s business may be adversely affected by the inability of Kiska or those companies with which Kiska forms exploration or development alliances, to bring projects into commercial production.

Commodity Prices

The prices of gold, copper, zinc and other minerals have fluctuated widely in recent years and are affected by a number of factors beyond the control of Kiska, including but not limited to international economic and political conditions, expectations of inflation, international currency exchange rates, consumption patterns, and levels of supply and demand.  Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of such companies to participate in joint ventures with Kiska and the level of their financial commitment. Similarly, the ability of Kiska to monetize assets may also be affected by fluctuations in commodity prices.

Competition

Other exploration companies, including those with greater financial resources than Kiska, could adopt or may have adopted the business strategies of Kiska and thereby compete directly with Kiska, or may seek to acquire and develop mineral claims in areas targeted by Kiska. While the risk of direct competition may be mitigated by Kiska’s experience and technical capabilities, there can be no assurance that competition will not increase or that Kiska will be able to compete successfully.

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013

Conflicts of Interest

Certain directors and officers of Kiska also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with Kiska, such directors and officers may have conflicts of interest in negotiating and concluding the terms respecting the extent of such participation.  Such other companies may also compete with Kiska for the acquisition of mineral property rights.  In the event that any such conflict of interest arises, Kiska’s policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (British Columbia), the directors and officers of Kiska are required to act honestly, in good faith with a view to the best interests of Kiska.

OTHER INFORMATION

The Company files technical reports on all material properties, press releases and material change reports on SEDAR at www.sedar.com. The Company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar. Additional information about the Company can be accessed at the Company’s website (www.kiskametals.com).

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013

CORPORATE INFORMATION (as at September 30, 2013)

Head Office:

Suite 575 – 510 Burrard Street

Vancouver, BC   V6C 3A8

Directors:

*Geoffrey Chater

Bipin Ghelani

George Ireland

John A. Kanellitsas

Jack Miller

Mark T.H. Selby

*Jason S. Weber

*David Caulfield

Officers:

*Jason S. Weber, President and CEO

Chris Kerr, CFO

*Mark E. Baknes, VP Exploration

Alan J. Hutchison, Corporate Secretary

Auditor:

*Hay & Watson, Chartered Accountants

Suite 900, 1450 Creekside Drive

Vancouver, BC V6J 5B3

Legal Counsel:

Dentons Canada LLP

20th Floor, 250 Howe Street

Vancouver, BC

V6C 3R8

Transfer Agent:

Computershare Investor Services

2nd Floor – 510 Burrard Street

Vancouver, BC   V6C 3B9

*Subsequent to the period end September 30, 2013 there were management changes at the Company including the resignation of Geoffrey Chater from the Board of Directors, the resignation of Jason S. Weber as President, Chief Executive Officer and Director of the Company, the appointment of David Caulfield as acting President, Chief Executive Officer and Director of the Company, the resignation of Mark Baknes as Vice President Exploration and the appointed Dr. Michael Roberts as the new Vice President Exploration.

In addition Hay & Watson resigned as the auditor of the Company on November 8, 2013 and the Board of Directors, up the recommendation of the audit committee of the Board, has appointed Deloitte as the successor auditor of the Company effective November 8, 2013.  Details of the newly appointed auditors are as follows:

Deloitte & Touche LLP

2800 – 1055 Dunsmuir Street

4 Bentall Centre

P.O. Box 49279

Vancouver BC  V7X 1P4

Canada

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KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2013

Forward-Looking Statements

This document includes certain forward looking statements concerning the future performance of Kiska’s business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results.  Forward-looking statements are based on the current opinions and expectations of management.  All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties. Factors that may cause actual results to vary include, but are not limited to, the Company’s ability to access capital, the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and reliance on key personnel, as described in more detail in this document under “Risk Factors and Uncertainties”.  Statements relating to estimates of reserves and resources are also forward-looking statements as they involve risks and assumptions (including but not limited to assumptions with respect to future commodity prices and production economics) that the reserves and resources described exist in the quantities and grades estimated and are capable of economic extraction. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon.

All mineral resources referenced in the technical report filed for the Whistler Property have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7 ("Guide 7"). NI 43-101 and Guide 7 standards are substantially different. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of "proven (measured) reserves" and "probable (indicated) reserves" in Guide 7. Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The technical report uses or may use the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". We advise investors that these terms are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

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